FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
June 26, 2008
Manulife Financial completes Medium Term Note Offering
TORONTO — Manulife Financial Corporation (the “Company”) has successfully completed its previously announced offering of $950,000,000 principal amount, in two tranches of medium term notes constituting senior indebtedness, pursuant to its medium term note program.
The notes were issued under a pricing supplement dated June 19, 2008 to the Company’s short form base shelf prospectus dated March 12, 2007 and prospectus supplement dated March 27, 2007. Complete details of the offering are set out in the prospectus which is available on the SEDAR website for the Company at www.sedar.com. The notes were offered through an agency syndicate comprised of RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Merrill Lynch Canada Inc., Berkshire Securities Inc., Desjardins Securities Inc. and Laurentian Bank Securities Inc.
The medium term notes have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or applicable exemption from the registration requirement of such Act. This press release does not constitute an offer to sell or a solicitation to buy the medium term notes in the United States.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$400 billion (US$389 billion) as at March 31, 2008.
Manulife Financial is one of two publicly traded life insurance companies in the world whose rated life insurance subsidiaries hold Standard & Poor’s Rating Services’ highest “AAA” rating.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:	Investor Relations:
Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Amir Gorgi 1-800-795-9767 investor_relations@manulife.com